                                                                  EXHIBIT 12 (a)

                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                                     Years Ended December 31,
                                                 -----------   ------------   -----------   ------------    ---------
                                                    1997          1998           1999          2000           2001
                                                 -----------   ------------   -----------   ------------    ---------
Earnings as Defined in Regulation S-K (A):


Net Income (B)                                         $528           $602          $653           $587         $235
Income Taxes (C)                                        256            404           510            407           89
Fixed Charges                                           450            446           450            463          392
                                                 -----------   ------------   -----------   ------------    ---------
Earnings                                             $1,234         $1,452        $1,613         $1,457         $716
                                                 ===========   ============   ===========   ============    =========

Fixed Charges as Defined in Regulation
S-K(D):


Total Interest Expense                                 $395           $390          $394           $407         $358
Interest Factor in Rentals                               11             11            10             10           10
Subsidiaries' Preferred Securities Dividend
    Requirements                                         44             45            46             46           24
                                                 -----------   ------------   -----------   ------------    ---------
Total Fixed Charges                                    $450           $446          $450           $463         $392
                                                 ===========   ============   ===========   ============    =========

Ratio of Earnings to Fixed Charges                     2.74           3.27          3.58           3.15         1.83
                                                 ===========   ============   ===========   ============    =========

Notes:

(A) The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)  Excludes extraordinary item recorded in 1999.

(C) Includes State income taxes and Federal income taxes for other income and excludes taxes applicable to extraordinary item recorded in 1999.

(D)  Fixed Charges represent (a) interest, whether expensed or capitalized,
     (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) Preferred Securities Dividend Requirements of subsidiaries.